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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C.  20549

                                 SCHEDULE 13G/A

                               (AMENDMENT NO. 12)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                  HACH COMPANY
                           ---------------------------
                                (Name of Issuer)


                                  COMMON STOCK
                          -----------------------------
                          (Title of class of securities)


                                   404504 10 2
                          -----------------------------
                                 (CUSIP Number)



    Check the following box if a fee is being paid with this statement: -----
                                                                         /  /
                                                                        -----


                                                               Page 1 of 6 Pages

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                                                               Page 2 of 6 Pages

CUSIP NO. 404504 10 2
--------------------------------------------------------------------------------
 (1)  Names of Reporting Person
      S.S. or I.R.S. Identifica-     Kathryn C. Hach-Darrow
      tion Nos. of Above Person      ###-##-####

--------------------------------------------------------------------------------
 (2)  Check the appropriate Box           (a)
                                       -------------------
      if a Member of a Group              (b)
--------------------------------------------------------------------------------
(3)   SEC Use Only
--------------------------------------------------------------------------------
(4)   Citizenship or Place of           United States of America
      Organization
--------------------------------------------------------------------------------
Number of Shares      (5)  Sole Voting Power
Beneficially Owned                                4,493,049
by Each Reporting        -------------------------------------------------------
Person With           (6)  Shared Voting            120,782
                         -------------------------------------------------------
                      (7)  Sole Dispositive       4,493,049
                         -------------------------------------------------------
                      (8)  Shared Dispositive Power  120,782
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially
     Owned by Each Reporting Person               4,614,006
--------------------------------------------------------------------------------
(10) Check if the Aggregate Amount
     in Row (9) Excludes Certain Shares
--------------------------------------------------------------------------------
(11) Percent of Class Represented
     by Amount in Row (9)                            40.52%
--------------------------------------------------------------------------------
(12) Type of Reporting Person                            IN
--------------------------------------------------------------------------------

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                                                               Page 3 of 6 Pages

                                  SCHEDULE 13G
                               (AMENDMENT NO. 13)
ITEM 1.

      (a)  Name of Issuer:  Hach Company

      (b)  Address of Issuer's Principal Executive Office:

           5600 Lindbergh Drive
           Loveland, Colorado  80537

ITEM 2.

      (a)  Name of Persons Filing:  Kathryn C. Hach-Darrow

      (b)  Address of Principal Business Office or, if none,
           Residence:

                     5600 Lindbergh Drive
                     Loveland, Colorado  80537

      (c)  Citizenship:  United States of America

      (d)  Title of Class of Securities:  Common Stock

      (e)  CUSIP Number:  404504 10  2

ITEM 3.    Not Applicable

ITEM 4.    OWNERSHIP.

      (a)  Amount Beneficially Owned:

           4,614,006

      (b)  Percent of Class

           40.52%

      (c) The number of shares which Mrs. Kathryn C. Hach-Darrow owns and the nature of her beneficial ownership is as follows:

           (i)  Sole power to vote or direct the vote:
                4,493,224(1)(2)

           (ii) Shared power to vote or direct the vote:
                120,782(3)
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                                                               Page 4 of 6 Pages

           (iii)Sole Power to dispose or direct the disposition:
                4,493,224(1)

           (iv) Shared power to dispose or direct the disposition:
                120,782(3)

          (1) These shares consist of 942,882 shares which Mrs. Hach-Darrow owns individually and has the sole power to vote and dispose of, 2,038,554 shares which are held in three trusts created by the late Clifford C. Hach and which Mrs. Hach-Darrow has the power as trustee to vote and dispose of, 1,511,415 shares held by C&K Enterprises, Ltd., of which Mrs. Hach-Darrow, both individually and as trustee under the marital trust established under her deceased husband's estate, has the power to direct the vote and to direct the disposition.

          (2) These shares include 198 shares held by the Hach Company Employee Stock Ownership Plan and allocated to Mrs. Hach-Darrow's account, as to which Mrs. Hach-Darrow has the power to direct the plan trustee to vote.

          (3) These shares include 120,782 shares owned by the Hach Scientific Foundation, a charitable foundation. Kathryn C. Hach-Darrow is president and a trustee of the Foundation, and she shares the voting and investment owner with respect to such shares.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

      Not applicable.

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

      The stockholders of C&K Enterprises, Ltd., who are currently Mrs. Hach-Darrow and her three children , Paul Hach, Bruce Hach and Mary Hach, as stockholders in C&K Enterprises, Ltd., are entitled to share in the dividends and proceeds from the sale of the stock being held by C&K.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

      Not applicable.

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                                                               Page 5 of 6 Pages

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

      Not applicable.

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.

      Not applicable.

ITEM 10.   CERTIFICATION.

      Not applicable.

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                                                               Page 6 of 6 Pages

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                              /s/ Kathryn Hach-Darrow
                                             ----------------------------------
                                             Kathryn C. Hach-Darrow


February 13, 1996